                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 3)


                            Women.com Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                           $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    978149102
           ----------------------------------------------------------
                                 (CUSIP Number)

           Douglas W. McCormick, Chairman and Chief Executive Officer
                                  iVillage Inc.
                             500-512 Seventh Avenue
                               New York, NY 10018
                                 (212) 600-6000


                                 with a copy to:


                           Richard Vernon Smith, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 2001
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                 -------------------------------
                                                        Page 1 of 6 Pages
                                                 -------------------------------

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No. 978149102                                     Page 2 of 6 Pages
-----------------------------                    -------------------------------


---------------------------------------------------------------------------------------------------------------------

1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                iVILLAGE INC.
                13-3845162

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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) |_|
                                                                                                             (b) |_|

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3               SEC USE ONLY

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4               SOURCE OF FUNDS
                OO

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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                             |_|
                  ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------------------------------------------------

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

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                        7      SOLE VOTING POWER
                               -0-
      NUMBER OF
                        ---------------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY              21,576,447(1)
       OWNED BY
                        ---------------------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                -0-
        PERSON
                        ---------------------------------------------------------------------------------------------
         WITH           10     SHARED DISPOSITIVE POWER
                               -0-
---------------------------------------------------------------------------------------------------------------------

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                21,576,447(1)

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12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          |_|

---------------------------------------------------------------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                45.66%(2)

---------------------------------------------------------------------------------------------------------------------

14              TYPE OF REPORTING PERSON
                CO
---------------------------------------------------------------------------------------------------------------------


----------------

(1)      See Items 4 and 5 of the Schedule 13D and this Amendment No. 3.

(2) Calculation is based on a total number of outstanding shares (47,249,399) as of February 5, 2001, as represented by the Company in
         Exhibit 2 attached to the Schedule 13D, and such total number is subject to change pursuant to such Exhibit.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No. 978149102                                     Page 3 of 6 Pages
-----------------------------                    -------------------------------


         This Amendment No. 3 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on February 15, 2001, as amended by Amendment No. 1 filed on February 28, 2001 and Amendment No. 2 filed on March 6, 2001 (collectively, the "Schedule 13D"), by the person filing this amendment. Capitalized terms used in this Amendment No. 3 to the Schedule 13D, but not otherwise defined herein, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 3 as follows:

ITEM 4.  Purpose of Transaction.

         Item 4 is hereby amended to replace the first, the sixth and the last two paragraphs in their entirety to read as follows:

MERGER AGREEMENT

         On February 5, 2001, Parent, Stanhope Acquisition Sub, LLC ("Merger Sub"), a Delaware limited liability company and wholly owned subsidiary of Parent, and the Company entered into an Agreement and Plan of Merger (the "Original Merger Agreement"). On February 22, 2001, the parties to the Original Merger Agreement entered into Amendment No. 1 to Agreement and Plan of Merger ("Amendment No. 1") which amends the Original Merger Agreement. On April 27, 2001, the parties to the Original Merger Agreement entered into Amendment No. 2 to Agreement and Plan of Merger ("Amendment No. 2") (Amendment No. 2, together with Amendment No. 1 and the Original Merger Agreement, the "Merger Agreement") which amends the Original Merger Agreement and Amendment No. 1. The Merger Agreement provides for a taxable merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). The certificate of merger filed in Delaware to effect the Merger will provide that a restated certificate of incorporation, as amended and restated, will become the certificate of incorporation of the Surviving Corporation. The bylaws of the Surviving Corporation will be those of the Company. The directors and officers of the Merger Sub will become the directors and officers of the Company after the Merger. Following the Merger, the Company will become a wholly-owned subsidiary of Parent and the Common Stock will be delisted from the Nasdaq National Market.



                                    ********



         Immediately prior to the effective time of the Merger, each outstanding stock option granted or issued under the Company's stock option plans subject to vesting will become fully vested and immediately exercisable. Stock options of the Company not exercised prior to the effective time of the Merger will terminate. No stock options of the Company will be assumed by Parent.

         At the effective time of the Merger, Parent will issue to holders of options to purchase common stock of the Company held immediately prior to the effective time who are employed by Parent at the effective time options to purchase common stock of Parent. If the exercise price per share of the Company's stock option held by such option holder was $0.25 or less, the holder of that option will receive options to purchase 1/2 of one share of common stock of Parent for each share issuable upon exercise of his or her Company options. If the exercise price per share of the Company's stock

                                  SCHEDULE 13D

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CUSIP No. 978149102                                     Page 4 of 6 Pages
-----------------------------                    -------------------------------


option held by such option holder was more than $0.25 but not more than $0.45, the holder of that option will receive options to purchase 1/4 of one share of common stock of Parent for each share issuable upon exercise of his or her Company options. If the exercise price per share of the Company's stock option held by such option holder was more than $0.45 but not more than $1.25, the holder of that option will receive options to purchase 1/5 of one share of common stock of Parent for each share issuable upon exercise of his or her Company options. If the exercise price per share of the Company's stock option held by such option holder was more than $1.25 but not more than $2.00, the holder of that option will receive options to purchase 1/6 of one share of common stock of Parent for each share issuable upon exercise of his or her Company options. If the exercise price per share of the Company's stock option held by such option holder was more than $2.00, the holder of that option will receive options to purchase 1/7 of one share of common stock of Parent for each share issuable upon exercise of his or her Company options.

         Based on the number of Company options outstanding as of April 27, 2001, as disclosed by the Company in Amendment No. 2 to the Registration Statement on Form S-4 filed by Parent on April 30, 2001, application of this formula would require Parent to issue an aggregate of 983,556 options to the former option holders of the Company.

         All shares of Parent common stock issuable upon exercise of these options will be rounded down to the nearest whole number. The exercise price of these options will be the closing price of the common stock of Parent at the effective time and will be fully vested on the date of grant. These options will remain exercisable for the remaining term of the associated Company option or until one year following the option holder's termination by Parent, whichever occurs earlier.



                                    ********



         The foregoing summary of the Merger Agreement, Voting Agreement, Securities Purchase Agreement, the Stockholder Agreement and the agreements between Parent and AOL Time Warner Inc., National Broadcasting Company, Inc., GE Investments Subsidiary, Inc. and Rho Management Trust I is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D or this Amendment No. 3.

         Except as indicated in the Schedule 13D or this Amendment No. 3, Parent currently does not have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Schedule 13D or this Amendment No. 3, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further described in the Merger Agreement and the other agreements attached as exhibits to the Schedule 13D and this Amendment No. 3. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

                                  SCHEDULE 13D

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CUSIP No. 978149102                                     Page 5 of 6 Pages
-----------------------------                    -------------------------------


ITEM 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended to add the new Exhibit 9:

         Exhibit 9 Amendment No. 2 to Agreement and Plan of Merger, dated as of April 27, 2001, by and between Parent, Merger Sub and the Company (incorporated by reference to Annex A-3 to the joint proxy statement/prospectus filed as part of Amendment No. 2 to the Registration Statement on Form S-4 filed by Parent on April 30, 2001).


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 9, 2001                          iVILLAGE INC.



                                           /s/ Douglas W. McCormick
                                           -------------------------------------
                                           Douglas W. McCormick
                                           Chairman and Chief Executive Officer

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No. 978149102                                     Page 6 of 6 Pages
-----------------------------                    -------------------------------



                                  EXHIBIT INDEX



         Exhibit 9 Amendment No. 2 to Agreement and Plan of Merger, dated as of April 27, 2001, by and between Parent, Merger Sub and the Company (incorporated by reference to Annex A-3 to the joint proxy statement/prospectus filed as part of Amendment No. 2 to the Registration Statement on Form S-4 filed by Parent on April 30, 2001).